UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

193459203

(CUSIP Number of Class of Securities)

Alan C. Bergschneider

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith Pagnani Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	James J. Junewicz Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 (212) 558-5600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Coleman Cable, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 6, 2013, relating to the tender offer by Cubs Acquisition Corporation, a Delaware corporation (“Merger Sub”), and Southwire Company, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, for $26.25 per share, net to the seller in cash, without interest, less any required withholding of taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014, as amended, and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on January 6, 2014.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

The CUSIP number on the cover page of the Statement is hereby amended and supplemented by adding “193459203” on a new line below the line containing “193459302.” CUSIP number 193459203 represents 20,530 shares of common stock of the Company subject to the Offer. The cover page to this Amendment correctly sets forth the CUSIP numbers for the securities subject to the Offer.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by inserting the following paragraph as the fourth paragraph under the heading “Regulatory Approvals—Antitrust” on page 37 of the Statement:

“At 11:59 p.m. Eastern time on January 14, 2014, the required waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(10)	Joint Press Release issued by Parent and the Company on January 15, 2014 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

COLEMAN CABLE, INC.

Dated: January 15, 2014	By:	/s/ Alan C. Bergschneider
	Name:	Alan C. Bergschneider
	Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer